

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Dr. Leo Li
President and Chief Executive Officer
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People's Republic of China

> **Re:** **Spreadtrum Communications, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 7, 2010**
> **File No. 001-33535**

Dear Dr. Li:

We have reviewed your response dated October 15, 2010 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 69

1.   With respect to your response to prior comment 2, in future filings please disclose the status of the company's plans regarding the sale or disposal of any parts or products that were reserved.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-17

2.   Please tell us the payment terms for your sales. Explain why your days' sales outstanding ratio has been as low as 4 days in the past two and half years and as high as 97 days. Tell us the main factors that cause the significant fluctuations in the ratio. Specifically address why the days sales outstanding ratio was between 66 and 97 days from the third quarter of 2008 to the first quarter of 2009 given that the ratio was 30 days or less in the other quarters.

3.   Also, please tell us the terms of your sales prior to the introduction of the quality inspection period, including terms related to returns. Provide us with a rollforward of your sales return reserve for 2008 and the first three quarters of 2009 and your accrued rebate reserve for 2008 and 2009.

Note 7. Acquired Intangible Assets, Net, page F-27

4.   With respect to your response to prior comment 8, please respond to the following:

   •   Please tell us the rate used to determine the present value of your remaining contractual obligations as of December 31, 2008 and 2009. Refer to FASB ASC 440-10-50-5.
   •   Please tell us the discount rate you used to determine the fair value of the technology as of December 31, 2008 and 2009 and explain how you determined that rate.

5.   Also, given your response that you had not incorporated the technology into your products, please tell us the basis for revenues underlying your cash flow analysis in 2008 and 2009. In this regard, tell us further about the specific activities that you were undertaking between the date you signed the agreement and through June 2010 with

respect to the technology and how those steps were consistent with your assumptions underlying your cash flow analysis in 2008 and 2009.

Acknowledgements

6.   As previously requested, please provide a written statement *from the company* acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3643 if you have any questions.

                                        Sincerely,

                                        /s/Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief

cc: Valerie Barnett, Esq., Wilson Sonsini Goodrich & Rosati, P.C. via facsimile